PETER E. REINERT DIRECT DIAL: 407-418-6291 NORTH EOLA DRIVE OFFICE POST OFFICE BOX 2809 ORLANDO, FLORIDA 32802-2809 peter.reinert@lowndes-law.com

September 18, 2009

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, NE

Washington, DC 20549

Re:	CNL Macquarie Global Growth Trust, Inc.
Registration No. 333-156479

Amendment No. 3 to Form S-11, Filed August 20, 2009

Sales Materials, Submitted July 31, 2009 and August 26, 2009

We are writing on behalf of our client, CNL Macquarie Global Growth Trust, Inc. (the “Company”), in response to the comments contained in the Staff’s letter dated September 3, 2009. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.

For your convenience, we have reproduced your comments in this letter and included our responses directly below each comment.

Management Compensation, Page 56

1. We note your response to comment 3 of our letter dated July 29, 2009. Considering your charter limits your maximum leverage, with certain exceptions, your disclosure here should be based on that level of leverage when discussing maximum amounts. You may include appropriate footnote disclosure to clarify your intentions regarding using a lower amount of leverage. Please revise your disclosure accordingly.

215 NORTH EOLA DRIVE ORLANDO, FLORIDA 32801-2028	TEL: 407-843-4600 • FAX: 407-843-4444 • www.lowndes-law.com	450 SOUTH ORANGE AVENUE, SUITE 250 ORLANDO, FLORIDA 32801-3383

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

September 18, 2009

RESPONSE:

We have changed the compensation tables to reflect the aggregate fees using a maximum leverage limitation of 75% of the aggregate value of assets as permitted under guidelines promulgated by the North American Securities Administrators Association. Because we intend to target a range of aggregate borrowings of 40% to 60% of the aggregate value of our assets, our footnotes have been revised to disclose our expected maximum amount of fees based on 60% leverage.

Sales Literature submitted July 31, 2009 and August 26, 2009

CNL Macquarie Global Growth Trust Offering Brochure

2. We note that CNL Macquarie Global Growth Trust is a blind pool and currently owns no properties. Since they are not owned by the issuer, please remove the photographs of buildings from the brochure.

RESPONSE:

We acknowledge that CNL Macquarie Global Growth Trust is a blind pool. However, as we discussed, the sponsors, per se, do not have a relationship with any properties at this time which would closely match properties of the type anticipated to be acquired, we propose adding the following language under the photographs inside the front cover of the brochure and on the satchel:

“The properties pictured in this brochure are for illustrative purposes only and are not necessarily representative of the types of properties the REIT may acquire.”

3. The presentation of the risk factors is more tightly spaced, both vertically and horizontally, than the information in the rest of the brochure. Please revise to present the risk factors in a manner to enhance the readability, similar the promotional text throughout the brochure. In addition, please ensure that each of the risk factors presented on the prospectus cover page is included in this brochure.

RESPONSE:

We have revised the risk factors based upon your comment and our conversation on this comment and have attached as Exhibit A the revised risk factors for the brochure. Please refer to Exhibit A.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

September 18, 2009

4. Please revise the inside of the brochure to include a prominent reference to risks associated with this investment and direct readers to the discussion of risk factors on the back page of the brochure. Please ensure that the cross-reference is prominently placed rather than including it in a footnote at the bottom of a page.

RESPONSE:

As we discussed, we have added as the third paragraph on the first page of the brochure the following cross-reference to the risk factors:

“There are significant risks associated with an investment in CNL Macquarie Global Growth Trust and such investments may not be suitable for all investors. Certain of these risks are summarized on the back cover of this brochure.”

Web Page Screen Shots

5. Please provide us with a screen shot of the link to Risk Factors, which appears at the bottom of each page.

RESPONSE:

Please refer to Exhibit B which contains a copy of the web page with a screen shot to the Risk Factors.

*****

Please contact me or Kevin J. Lavin, Esq. at (703) 720-7011 if you have any questions regarding the foregoing. Also enclosed, as requested, with this letter is a marked copy of the amendment which highlights the changes we have made to the Form S-11/A filed on August 20, 2009. Further, please advise whether the Staff has any additional comments.

Best regards.

Sincerely,

/s/ Peter E. Reinert
Peter E. Reinert

PER/cb

Encls.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

September 18, 2009

cc:	Duc Dang (SEC)
Jamie John (SEC)
Cicely LaMothe (SEC)
Kevin J. Lavin, Esq.
David Malinger, Esq.
Michael J. Choate, Esq.

EXHIBIT A

Risk Factors

This brochure is not an offer to sell nor a solicitation of an offer to buy the securities described herein. Only the prospectus makes such an offer. A prospectus must precede or accompany this brochure. This brochure must be read in conjunction with the prospectus in order to understand fully all of the implications and risks of the securities offering to which it relates and must not be relied upon to make an investment. To the extent the information in this brochure conflicts with the information in the prospectus, the information in the prospectus shall govern.

No offering is made to New York or Maryland residents except by a prospectus filed with the Department of Law of the State of New York or the Maryland Division of Securities, respectively. Neither the Attorney General of the State of New York nor the Maryland Division of Securities have passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful.

An investment in our shares is subject to significant risks, some of which are summarized below. See the “Risk Factors” section in the prospectus for a more detailed description. You should read and understand all of the risk factors and the entire prospectus before making a decision to invest in our shares.

We and our advisor are newly organized and have no operating history. Because we have not identified the real estate assets we will acquire with the net proceeds of this offering, you will be unable to evaluate the economic merits of such investments or how the proceeds are invested.

Due to the risks involved in the ownership of real estate, there is no guarantee of any return on your investment, and you may lose your investment.

There is no market for our shares and we do not expect to list our shares in the near future. There are restrictions and limitations on your ability to have all or any portion of your shares redeemed under our share redemption plan.

Until we generate operating cash flow or funds from operations sufficient to make distributions to you, we may make distributions to you from other sources, such as from the proceeds of this offering or from borrowings, which will reduce cash available for investment in properties and other real estate-related assets. We have not established any limit on the extent to which we may use borrowings or proceeds of this offering to pay distributions, and there will be no assurance that we will be able to sustain distributions at any level.

We rely on our advisor and its affiliates to select properties and other investments and to conduct our operations. We are obligated to pay substantial fees to our advisor, based upon agreements which have not been negotiated at arm’s length, and some of which are payable based upon factors other than the quality of services provided to us. These fees could influence their advice to us as well as their judgment in performing services for us and our subsidiaries.

We expect to incur debt which could hinder our ability to pay distributions to you or could decrease the value of your investment in the event that income from or generated by, or the value of, the property securing the debt falls.

We anticipate that up to 30% of our assets may be located in foreign jurisdictions. In such event, we may be susceptible to changes in currency exchange rates, foreign tax systems which may not recognize our REIT status, foreign taxes on operational revenues and disposal gains, adverse political or economic developments and changes in foreign laws.

To hedge against foreign exchange and interest rate fluctuations, we may use derivative financial instruments. Using derivative financial instruments may be costly and ineffective. Any forward looking statements contained herein are based on the research and beliefs of our company; however, they are subject to uncertainties and can change as a result of unforeseeable events.

We undertake no obligations to publicly update or revise forward looking statements, whether as a result of future events, new information or otherwise. The shares will be offered to the public through CNL Securities Corp., the managing dealer, and through other members of the Financial Industry Regulatory Agency or with the assistance of registered investment advisors. Securities are not FDIC-insured, nor bank guaranteed, and may lose value. Broker/dealers are reminded that communications sent or delivered to any person must be accompanied or preceded by a prospectus in accordance with the Securities Act of 1933, as amended.

EXHIBIT B

Web Page

Untitled Page	Page 1 of 1

A New World of Opportunity Is Here.

CNL, a pioneer in domestic real estate investing, and Macquarie, a leader in global real estate investments, have come together to bring you CNL Macquarie Global Growth Trust*.

CNL Macquarie Global Growth Trust is a non-traded real estate investment trust (“REIT”) designed with a focused growth philosophy. It intends to take advantage of opportunities in the commercial real estate market, in the United States and internationally. With a flexible investment strategy, the REIT is able to target assets it believes provide the greatest opportunity for growth and capital appreciation.

*  CNL Macquarie Global Growth Trust is sponsored by CNL Financial Group, LLC and Macquarie Capital Funds Inc., affiliates of CNL Financial Group, Inc. and Macquarie Group Limited, respectively.

This is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. The offering is made only by the prospectus. A copy of the prospectus must be available to you in accordance with this offering. The properties pictured are for illustrative purposes only and are not necessarily representative of the types of properties the REIT may acquire.

The names “Macquarie” and “Macquarie Group” refer to Macquarie Group Limited (ABN 94 122 169 279) (“MGL”) and its subsidiaries, including Macquarie Capital Funds Inc.

Any Macquarie Group subsidiary noted in this Web site, including Macquarie Capital Funds Inc., is not an authorized deposit-taking institution for the purposes of the Banking Act (Commonwealth of Australia) 1959. That subsidiary’s obligations do not represent deposits or other liabilities of Macquarie Bank Limited (ABN 46 008 583 542) (“MBL”). Neither MGL nor MBL guarantees or otherwise provides assurance in respect of the obligations of that subsidiary, unless expressly noted otherwise.

http://gateway.cnldev.com/CNLMacQuarie/default.aspx	9/16/2009

Risk Factors	Page 1 of 3

CNL Macquarie Global Growth Trust, Inc. Risk Factors

An investment in CNL Macquarie Global Growth Trust is subject to significant risks. We summarize some of the more important risks below. A more detailed description is found in the section of the prospectus entitled “Risk Factors.” You should read and understand all of the risk factors and the entire prospectus before making a decision to invest in shares of our common stock.

•

We and our advisor have no operating history and no established financing commitments. Additionally, the prior performance of real estate investment programs sponsored by affiliates of our sponsors may not be an indication of our future results. There is no assurance that we will be able to successfully achieve our investment objectives.

•

Recent disruptions in global financial markets and deteriorating global economic conditions could adversely affect the value of our investments and our operations and lower returns to investors. We believe that the risks associated with our business may be more severe during periods of economic slowdown or recessions if these periods are accompanied by declining values in real estate. The current state of the economy and the implications of future potential weakening may negatively impact commercial real estate fundamentals, resulting in lower revenues and values for commercial properties that could decrease below the values paid for such properties.

•	The offering price of our shares was determined arbitrarily and may not be indicative of the price at which the shares would trade if they were listed or were actively traded by brokers.

•

There is no market for our shares, and no assurance that one will develop. Further, redemptions under our share redemption plan will be limited and we may reject any redemption requests, or amend, suspend or terminate the plan at any time. Therefore, it may be difficult for you to sell your shares promptly or at all, including in the event of an emergency and, if you are able to sell your shares, you may have to sell them at a substantial discount from the public offering price.

•

We have not identified any assets to acquire with the proceeds from this offering. Although we will supplement this prospectus as we make material acquisitions or commit to material acquisitions of properties or other investments, you will not have the opportunity to evaluate our investments prior to our making them. You must rely upon our advisor and our board of directors to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments.

•

This is a “best efforts” offering, which means the managing dealer and the participating brokers selling the shares of our offering are only required to use their best efforts to sell our shares and are not required to sell any specific number of shares. If we are unable to raise substantially more than the minimum offering amount of $2 million, we will make fewer investments, resulting in less diversification of the number of investments owned, the geographic regions in which our real property investments are located and the type of investments that we make. Your investment in our shares will be subject to greater risk to the extent that we have limited diversification in our portfolio of investments.

•

Our advisor has subcontracted substantially all of the services it performs to affiliates of our sponsors. Our ability to achieve our investment objectives and to make distributions will depend on the performance of our advisor and these sub-advisors for the day-to-day management of our business and the selection of our real properties, loans and other investments for recommendation to our board of directors and on the performance of our property manager in managing our properties.

•

We are obligated to pay substantial fees to our advisor, the managing dealer, our property manager and their respective affiliates and related parties, based upon agreements which have not been negotiated at arm’s length, and some of which are payable based upon factors other than the quality of services provided to us. These fees could influence their advice to us as well as their judgment in performing services for us and our subsidiaries.

•

Our acquisition strategy will focus on growth opportunities, including the acquisition of properties located in depressed or overbuilt markets, or in markets we believe have growth potential in lease rates and ultimate sales prices. These properties are typically riskier than those located in stable markets or markets that have demonstrated growth.

•

Until the proceeds from this offering are invested and generating operating cash flow or funds from operations sufficient to make distributions to our stockholders, we may determine not to pay distributions or to pay some or all of our distributions from other sources, such as from the proceeds of this or other offerings, cash advances to us by our advisor, cash resulting from a deferral of asset management fees, and borrowings (including borrowings

http://gateway.cnldev.com/CNLMacQuarie/riskFactors.aspx	9/16/2009

Risk Factors	Page 2 of 3

secured by our assets) in anticipation of future operating cash flow, which may reduce the amount of capital we ultimately invest in assets. We have not established any limit on the extent to which we may use borrowings or proceeds of this offering to pay distributions, and there will be no assurance that we will be able to sustain distributions at any level.

•

We expect to generate little, if any, cash flow from operations or funds from operations available for distribution until we make substantial investments. Our operating cash flow will be negatively impacted to the extent we invest in development or redevelopment projects or in properties requiring significant capital, and our ability to make distributions may be negatively impacted, especially during our early periods of operation.

•

We may incur substantial debt. Loans we obtain may be collateralized by some or all of our properties or other assets, which will put those properties or other assets at risk of forfeiture if we are unable to pay our debts. Principal and interest payments on these loans reduce the amount of money that would otherwise be available for other purposes.

•

To satisfy one of the requirements for qualification as a REIT, our articles of incorporation contain certain protective provisions, including a provision that prohibits any stockholder from owning more than 9.8%, by number or value, of any class or series of our outstanding capital stock during any time that we are qualified as a REIT. However, our articles of incorporation also allow our board to waive compliance with certain of these protective provisions, which may have the effect of jeopardizing our REIT status.

•

Real estate investments are subject to general downturns in the economy as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be at a particular property or that any tenant or borrower will remain solvent. We also cannot predict the future value of our properties or other assets.

•

We intend to make foreign investments and will be susceptible to risks associated with such investments, including changes in currency exchange rates, foreign taxes, adverse political or economic developments and changes in foreign laws.

•

We are subject to risks associated with the liquidity problems occurring in both the United States and global credit markets. Volatility in the debt markets could affect our ability to obtain financing for acquisitions or other activities related to real estate assets and the number, diversification or value of our real estate assets.

•	To hedge against foreign exchange rate and interest rate fluctuations, we may use derivative financial instruments. Using derivative financial instruments may be costly and ineffective.

•

We may invest in real estate-related securities issued by various U.S. and foreign real estate companies. Such investments will expose us to risks different from, or in addition to, those related to owning fee interests in real estate. Such risks include, but are not limited to, how the entity has capitalized its assets, the depth and quality of its management, its tenant base and property focus, potential limited liquidity for non-public or thinly traded securities, market price volatility, subordination to the liabilities of the issuing entity, such that the earnings of the issuer may not be sufficient to meet its debt service and distribution obligations; and any redemption rights of the issuer.

•	We may not qualify, or once we qualify, remain qualified, as a REIT for federal income tax purposes, which would subject us to the payment of tax on our taxable income at corporate rates.

•

If we hold and sell one or more properties through a taxable REIT subsidiary, or “TRS,” our return to stockholders would be diminished because any operating profits and the gain from any such sale would be subject to a corporate-level tax, thereby reducing funds available for distribution to our stockholders or reinvestment in new assets. Moreover, if the ownership of properties by a TRS causes the value in our TRS to exceed 25% of the value of all of our assets at the end of any calendar quarter, we may lose our status as a REIT.

•	If sales of our properties or other assets not owned by a TRS are deemed prohibited transactions, we may be subject to a 100% penalty tax on the gains resulting from those sales.

•

Our status as a REIT for U.S. federal income tax purposes may not be recognized by foreign tax systems. Moreover, foreign tax credits do not pass through to our stockholders, and we may not be able to make effective use of such foreign tax credits. Accordingly, our investments in real estate and real estate-related securities in countries outside the United States may be subject to tax costs or inefficiencies that are significantly greater than similar investments within the United States that are made by a REIT.

Investing in real estate or non-traded REITs may not be suitable for all investors. They are subject to special risks of the program’s underlying investments and potential illiquidity of the shares. There is no assurance that the stated investment objectives will be met and redemption may be less than the original amount invested. For this reason, investors should carefully consider their personal investment time horizon and investment objectives before making an investment decision.

The shares will be offered to the public through CNL Securities Corp., which will act as the managing dealer, and through other members of the Financial Industry Regulatory Authority or with the assistance of registered investment advisors. Securities are not FDIC-insured, nor bank guaranteed, and may lose value.

Notice to New York Investors: This is not an offering. No offering is made except by a prospectus filed with the Department of Law of the State of New York. The Attorney General of the State of New York has not passed on or endorsed the merits of this offering.

Please see the prospectus for a complete list of defined terms and discussion of the risks associated with the offering.

The names “Macquarie” and “Macquarie Group” refer to Macquarie Group Limited (ABN 94 122 169 279) (“MGL”) and its subsidiaries, including Macquarie Capital Funds Inc.

http://gateway.cnldev.com/CNLMacQuarie/riskFactors.aspx	9/16/2009

Risk Factors	Page 3 of 3

Any Macquarie Group subsidiary noted in this Web site, including Macquarie Capital Funds Inc., is not an authorized deposit-taking institution for the purposes of the Banking Act (Commonwealth of Australia) 1959. That subsidiary’s obligations do not represent deposits or other liabilities of Macquarie Bank Limited (ABN 46 008 583 542) (“MBL”). Neither MGL nor MBL guarantees or otherwise provides assurance in respect of the obligations of that subsidiary, unless expressly noted otherwise.

This is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. The offering is made only by the prospectus. A copy of the prospectus must be available to you in accordance with this offering. The properties pictured are for illustrative purposes only and are not necessarily representative of the types of properties the REIT may acquire.

The names “Macquarie” and “Macquarie Group” refer to Macquarie Group Limited (ABN 94 122 169 279) (“MGL”) and its subsidiaries, including Macquarie Capital Funds Inc.

Any Macquarie Group subsidiary noted in this Web site, including Macquarie Capital Funds Inc., is not an authorized deposit-taking institution for the purposes of the Banking Act (Commonwealth of Australia) 1959. That subsidiary’s obligations do not represent deposits or other liabilities of Macquarie Bank Limited (ABN 46 008 583 542) (“MBL”). Neither MGL nor MBL guarantees or otherwise provides assurance in respect of the obligations of that subsidiary, unless expressly noted otherwise.

http://gateway.cnldev.com/CNLMacQuarie/riskFactors.aspx	9/16/2009

Untitled Page	Page 1 of 4

Internet Privacy Policy

CNL MACQUARIE GLOBAL GROWTH TRUST, INC.

Effective: September 30, 2009

OUR COMMITMENT TO PRIVACY

THIS IS THE INTERNET PRIVACY POLICY FOR CNL MACQUARIE GLOBAL GROWTH TRUST, INC. (“GLOBAL GROWTH TRUST”). THIS INTERNET PRIVACY POLICY ADDRESSES GLOBAL GROWTH TRUST’S PRIVACY PRACTICES WITH RESPECT TO INFORMATION COLLECTED ONLINE VIA THIS WEB SITE ONLY. This Policy is designed to assist you in understanding how we collect, use and safeguard the personal information you provide to us via this Web site and to assist you in making informed decisions when using our Web site. This Internet Privacy Policy will be continuously assessed against new technologies, business practices and our customers’ needs. References herein to “we,” “us” or “our” means Global Growth Trust.

By using our Web site or submitting information containing personal non-public information, you consent to our collection of your personal information as described in this Internet Privacy Policy. If we change our privacy policies and procedures, we will post those changes on our Web site to keep you aware of what information we collect, how we use it and under what circumstances we may disclose it. Where required to do so by law, we also will provide you with a notice by mail or email of any changes to this Internet Privacy Policy. Your continued use of our Web site following the posting of changes to this Internet Privacy Policy means you accept such changes.

Users who are not resident to the United States should not submit their personal information to our Web site or by submitting documents containing such information unless they agree that their personal information will be treated in accordance with United States laws and the terms of this Internet Privacy Policy. If you have any questions about the use of your personal information, please contact us at web@cnl.com before submitting your personal information.

WHAT INFORMATION DO WE COLLECT?

You may provide us with two types of information: (1) personal information you knowingly choose to disclose to us through information submitted to us, our affiliates or service providers and over the Web site, and (2) Web site-use information collected as you and others browse and use our Web site.

PERSONAL INFORMATION SUBMITTED BY YOU

When you submit information to us, our affiliates or service providers, when you register on our Web site, and/or when you choose to request forms or information through our Web site, you may be asked to give personal information. For example, you may be asked to provide the following information:

Name

Postal or legal address

E-mail address

Home and business phone number

Other personal information (i.e., mother’s maiden name, tax I.D. number or social security number)

http://gateway.cnldev.com/CNLMacQuarie/Privacy.aspx	9/16/2009

Untitled Page	Page 2 of 4

When you request forms or information or otherwise complete online forms or submit information online, we may collect any information you provide in such documentation or communication.

E-MAIL INFORMATION

In addition to providing the foregoing information collected through your submission of information to us, our affiliates or service providers or your use of our Web site, if you choose to correspond further with us through e-mail, we may retain the content of your e-mail messages together with your e-mail address and our responses.

WEB SITE USE INFORMATION AND “COOKIES”

Similar to other commercial Web sites, our Web site utilizes a standard technology called “cookies” and Web server logs to collect information about how our Web site is used. Cookies are a feature of Web browser software that allows Web servers to recognize the computer used to access a Web site. They are small pieces of data that are stored by a user’s Web browser on the user’s hard drive. Cookies can remember what information a user accesses on one Web page to simplify subsequent interactions with that Web site by the same user or to use the information to streamline the user’s transactions on related Web pages. This makes it easier for a user to move from Web page to Web page and to complete commercial transactions over the Internet. Cookies should make your online experience easier and more personalized. We use session ID cookies to make it easier for you to navigate our site during a particular visit. A session ID cookie expires when you close your browser. Information gathered through cookies and Web server logs may include the date and time of visits, the pages viewed, time spent at our Web site, and the Web sites visited just before and just after our Web site. This information is collected on an aggregate basis. None of this information is associated with you as an individual. If your browser is set to reject cookies, you may still use our site, but your ability to use or navigate some areas of our site will be impaired.

HOW DO WE USE THE INFORMATION THAT YOU PROVIDE TO US?

Broadly speaking, we use your personal information for purposes of administering our business activities, providing customer service and making products and services available to you. Occasionally, we may also use the information we collect to notify you about important changes to our Web site, new services and special offers we think you may find valuable. You will be given the opportunity to notify us on the Web site of your desire not to receive these offers. We use Web site browser software tools such as cookies and Web server logs to gather information about our Web site users’ browsing activities in order to constantly improve our Web site and better serve our customers. This information assists us to design and arrange our Web pages in the most user-friendly manner and to continually improve our Web site to better meet the needs of our customers and prospective customers.

SHARING INFORMATION WITH THIRD PARTIES

We may provide information collected on our Web site, Web site traffic patterns, and/or related Web site information to our affiliates or reputable third parties, but this information will not include personally identifying data, except as otherwise provided in this Internet Privacy Policy.

This Web site is administered by Global Growth Trust. As such, any personal information submitted via this Web site will be provided to the service providers retained by Global Growth Trust. However these service providers are required and are committed to protecting your information as specified within this policy.

We may enter into strategic marketing alliances or partnerships with third parties who may be given access to certain personal information including your name, address, telephone number and e-mail for the purpose of providing you information regarding products and services that we think will be of interest to you. In connection with strategic marketing alliances or partnerships, we will retain all ownership rights to the information, and we will not share information regarding your social security number or other non-public personal financial data.

You may also separately share your information with other Web sites or entities, such as those that create professional marketing lists. Those Web sites or entities may agree to share your information with us. Whether or not any third party actually shares your information with us and to what extent they do share your information with us will depend on their agreement with us and their respective

http://gateway.cnldev.com/CNLMacQuarie/Privacy.aspx	9/16/2009

Untitled Page	Page 3 of 4

privacy policies. We are not responsible for, and will assume no liability if a partner or other Web site or entity collects, uses or shares, any information about you in violation of its own privacy policy, or applicable law.

We are permitted and, in some cases required by law, to disclose nonpublic personal information about you to third parties. For example, we may disclose nonpublic personal information about you to third party service providers who assist us in our business operations, such as our transfer agent, and to government entities for tax reporting. In addition, if we are requested by law enforcement officials, judicial authorities or regulatory authorities to provide information on individual users, we may, without your consent, provide such information. In matters involving claims of personal or public safety, we may provide your personal information to appropriate authorities without your consent or court process. We will also disclose your personal information when we have reason to believe that disclosing such information is necessary to identify, contact or bring legal action against someone who may be causing injury to or interference with (whether intentionally or unintentionally) our rights or property.

In the event that we or any of our affiliates and/or some of our assets are sold or transferred or used as security, the information collected on our Web sites may be transferred to third parties as part of that transaction. We may also provide such information or provide access to such information to our affiliates or to our business partners, and/or service providers; however we will do so subject to their agreement to implement and maintain reasonable security procedures and practices appropriate to the nature of your information in order to protect your personal information.

NOTICE OF NEW SERVICES AND CHANGES

Occasionally, we may also use the information we collect to notify you about important changes to our Web site, new services and special offers we think you will find valuable. You will be given the opportunity to notify us of your desire not to receive these offers by clicking on a response box when you receive such an offer or by sending us an e-mail request at web@cnl.com.

HOW DO WE SECURE INFORMATION TRANSMISSIONS?

When you enter confidential personal information on our Web site, secure server software which we have licensed encrypts all information you input before it is submitted to us. The information is scrambled en route and decoded once it reaches our Web site.

E-mail that you may send to us may not be secure unless we advise you that security measures will be in place prior to your transmitting the information. For that reason, we ask that you do not send confidential information such as Social Security or account numbers to us through an unsecured e-mail.

HOW DO WE PROTECT YOUR INFORMATION?

We know that security is a concern for our customers and we have developed and implemented administrative, technical and physical security practices and procedures designed to protect the confidentiality of your personal information and the security of our Web site. We will take measures which we believe are reasonable and appropriate to protect your information from unauthorized access or disclosure and accidental loss, alteration or destruction.

Your personal information will be stored and processed in the United States. However, we operate globally and as such we may transfer your information to other countries or jurisdictions. By providing any personal information to us, you understand and consent to the transfer of such personal information to, and the collection and processing of such personal information in the United States as well as other countries or jurisdictions whose laws may vary and do not provide the same level of data protection as the United States or other country in which you are based. If we make such a transfer, we will, or we will require our affiliates, business partners and/or service providers, as applicable, to use commercially reasonable efforts to hold and transmit your personal information in a secure environment.

Notwithstanding the taking of commercially reasonable security precautions regarding your personal information collected from and stored on our Web site, due to the open nature of the Internet, we cannot guarantee that any of your personal information stored on our servers, or transmitted to or from a user, will be free from unauthorized access, and we disclaim any liability for any theft or loss of,

http://gateway.cnldev.com/CNLMacQuarie/Privacy.aspx	9/16/2009

Untitled Page	Page 4 of 4

unauthorized access or damage to, or interception of any data or communications. By using our Web site, you acknowledge that you understand and agree to assume these risks.

HOW CAN YOU ACCESS AND CORRECT YOUR INFORMATION?

You may request access to all your personally identifiable information that we collect online and maintain in our database by e-mailing web@cnl.com Such requests will likely take at least 4 to 6 weeks to process. We may retain in our files information you have requested be removed from our databases in some circumstances, such as to resolve disputes, troubleshoot problems, enforce the Terms of Use of our Web site, or as required by applicable law, rule or regulation. Further, such information is never completely removed from our databases due to technical constraints and the fact that we back up our systems and are required to retain certain information by law or regulation. Therefore, you should not expect that all of your information will be completely removed from our databases in response to your requests.

WHAT ABOUT OTHER WEB SITES LINKED TO OUR WEB SITE?

We are not responsible for the practices employed by Web sites linked to or from our Web site nor the information or content contained therein. Often links to other Web sites are provided solely as pointers to information on topics that may be useful to the users of our Web site. Please remember that when you use a link to go from our Web site to another Web site, our Internet Privacy Policy is no longer in effect. We are not responsible for any other Web site, or their respective privacy policy or how they treat information about their users and the content contained therein. Your browsing and interaction on any other Web site, including Web sites which have a link to our Web site, is subject to that Web site’s own rules and policies. Please read over those rules and policies before proceeding.

YOUR ACCEPTANCE OF THIS INTERNET PRIVACY POLICY

By using this Web site or submitting information containing personal non-public information, you accept our Internet Privacy Policy. If you do not agree to this Internet Privacy Policy, please do not use this Web site. We reserve the right, at our sole discretion, to change, modify, add or remove portions from this Internet Privacy Policy at any time. Thus, visitors are encouraged to read this Internet Privacy Policy each time they use this Web site. Your continued use of this Web site following the posting of changes to this Internet Privacy Policy means you accept such changes. The examples contained in this Internet Privacy Policy are illustrations and they are not intended to be exclusive.

If you have any questions concerning these privacy policies and procedures, please feel free to contact us. Thank you.

Back to top

This is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. The offering is made only by the prospectus. A copy of the prospectus must be available to you in accordance with this offering. The properties pictured are for illustrative purposes only and are not necessarily representative of the types of properties the REIT may acquire.

The names “Macquarie” and “Macquarie Group” refer to Macquarie Group Limited (ABN 94 122 169 279) (“MGL”) and its subsidiaries, including Macquarie Capital Funds Inc.

Any Macquarie Group subsidiary noted in this Web site, including Macquarie Capital Funds Inc., is not an authorized deposit-taking institution for the purposes of the Banking Act (Commonwealth of Australia) 1959. That subsidiary’s obligations do not represent deposits or other liabilities of Macquarie Bank Limited (ABN 46 008 583 542) (“MBL”). Neither MGL nor MBL guarantees or otherwise provides assurance in respect of the obligations of that subsidiary, unless expressly noted otherwise.

http://gateway.cnldev.com/CNLMacQuarie/Privacy.aspx	9/16/2009

Untitled Page	Page 1 of 5

Terms of Use

Effective: As of September 30, 2009

USE & ACCEPTANCE

Thank you for visiting our Web site. Please read carefully this CNL Macquarie Global Growth Trust, Inc. Terms of Use agreement (“Terms of Use”). This Terms of Use is a legally binding agreement between you and CNL Macquarie Global Growth Trust, Inc. (“our company,” “we,” “us,” or “our”) providing, among other things, the terms and conditions for your use of our Web site accessible at www.CNLMacquarieGlobalGrowthTrust.com (the “ Web site”). By accessing this Web site, you acknowledge and agree to all of the terms, conditions, notices and disclaimers contained herein and in our Internet Privacy Policy, which is incorporated herein by reference. We may modify this Terms of Use and/or our Internet Privacy Policy without prior notice to you. We will post a copy of the amended Terms of Use and/or Internet Privacy Policy on the Web site. You must review this Terms of Use and the Internet Privacy Policy each time you use this Web site to confirm that you still agree to abide by the terms of each. You agree that by using this Web site after changes have been made to this Terms of Use and/or the Internet Privacy Policy you are agreeing to be bound by such changes. If you do not agree to, or cannot comply with, the Terms of Use and/or Internet Privacy Policy, as amended, you should not use the Web site. We reserve the right to refuse to provide our products and services to anyone at any time. This Terms of Use contains warranty and liability disclaimers. By using this Web site, you accept and agree to the terms and conditions of this Terms of Use and the Internet Privacy Policy without any reservations, modifications, additions or deletions by you or on your behalf. If you do not agree to the terms and conditions of this Terms of Use and the Internet Privacy Policy, you are not authorized to use the Web site. You may be denied access to the Web site, with or without prior notice to you, if you do not comply with any provision of this Terms of Use.

OWNERSHIP

We are the owner and/or authorized use of all intellectual property rights in all materials used herein (including information and compilations of data, artwork, text, video, audio, images, or pictures and the arrangement thereof – collectively, the “Content”). Content may not be copied, distributed or transmitted in any manner without our prior written consent. You may download, print and store copies of the Content for personal, non-commercial use, provided that you do not modify or alter the Content in any way, nor delete or change any copyright or trademark notice. You acknowledge that some or all of the rights, title and/or interests in and to the products, technology and/or processes described in or used in connection with this Web site may be the subject of other intellectual property rights reserved by us or other third parties. Except as expressly provided herein, no license is granted with respect to any intellectual property rights, and all right, title and/or interest in and to the Content and/or any products, technology and/or processes described on this Web site, shall at all times remain the property of us, third-parties or our licensors.

GENERAL TERMS OF USE

You are solely responsible for your use of this Web site, for all use made by others using your user ID and password, and for ensuring that such use is in full compliance with these Terms of Use. The information published on, and where applicable the investment information access provided through, this Web site are provided to visitors, registered representatives and our investors as a convenience

http://gateway.cnldev.com/CNLMacQuarie/terms.aspx	9/16/2009

Untitled Page	Page 2 of 5

and for informational purposes only. We do not represent that the information contained on this Web site is the most current information available nor that such information is necessarily complete. Therefore you should not rely on the information contained on this Web site when making decisions. All decisions based on information published on this Web site are your sole responsibility.

LINKS TO OTHER WEB SITES

For your convenience, this Web site may contain links to other Web sites not operated by or affiliated with us. We do not endorse or control such linked Web sites, and we are therefore not responsible for any information contained on those Web sites. Accordingly, we will not be liable, directly or indirectly, for any damages resulting from the use of or reliance on information or advertisements contained in a linked Web site.

COPYRIGHTS & TRADEMARKS

CNL is the owner and/or authorized user of all intellectual property rights in all materials used herein (including information and compilations of data, artwork, text, video, audio, images, or pictures and the arrangement thereof - collectively, the “Content”). Content may not be copied, distributed or transmitted in any manner without the prior written consent of CNL. You may download, print and store copies of the Content for personal, non-commercial use, provided that you do not modify or alter the Content in any way, nor delete or change any copyright or trademark notice. You acknowledge that some or all of the rights, title and/or interests in and to the products, technology and/or processes described in or used in connection with this Web site may be the subject of other intellectual property rights reserved by CNL or other third parties. Except as expressly provided herein, no license is granted with respect to any intellectual property rights, and all right, title and/or interest in and to the Content and/or any products, technology and/or processes described on this Web site, shall at all times remain the property of CNL, third-parties or its licensors.

The registered and unregistered trademarks, logos and service marks (collectively, the “Trademarks”) displayed on this Web site, are trademarks owned by us, our licensors or third parties. Nothing contained on this Web site should be construed as granting any license or right to use any such Trademark without our prior written consent or the written consent of the respective third-party owner. You are hereby advised that we will aggressively enforce our intellectual property rights, including pursuing all remedies available under civil and criminal law.

The Content of this Web site is protected under the copyright laws of the United States, as well as other intellectual property laws. Reproduction, republishing or copying of the information contained on this Web site, in any form, is prohibited without our prior written consent and/or the prior written consent of our licensors, which can be requested by sending an email to the email address listed in the “Contact Us” section of this Web site. Please note that any unauthorized entry (commonly known as hacking) into any portion of this Web site may constitute a crime under state and/or federal law. We will prosecute these violations to the fullest extent permitted by law. Links to this Web site are strictly prohibited without our prior written consent.

NO WARRANTIES & LIMITATION OF LIABILITY

THE INFORMATION CONTAINED IN AND THE PRODUCTS AND SERVICES PROVIDED ON THIS WEB SITE ARE PROVIDED “AS IS” AND WE MAKE NO WARRANTIES OF ANY KIND, EITHER EXPRESSED OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, MERCHANTABILITY, AND NON-INFRINGEMENT. In addition, this Web site utilizes information prepared by us from internal and external sources, which we believe to be reliable information. However, we do not represent that this information is accurate, complete or up-to-date. It is your responsibility to evaluate the accuracy, completeness or usefulness of any information available through this Web site. We are not responsible for the content of any off-site pages or other sites linked to the Web site and shall not be liable for any damages or injury arising out of access to or use of the content. Any links to other sites are not intended as referrals or endorsements but are merely provided to the users of the Web site for convenience and informational purposes. We make no representations or warranties that Web site content is applicable to or appropriate for use in locations outside of the United States of America.

We cannot and do not guarantee or warrant that the files available for downloading from this Web site and any services will be free from infections or viruses, worms, Trojan horses, or other code that

http://gateway.cnldev.com/CNLMacQuarie/terms.aspx	9/16/2009

Untitled Page	Page 3 of 5

manifests contaminating or destructive properties. In no event shall we, our affiliates and any of our or their officers, directors, stockholders, partners, members, employees, representatives or agents be liable for incidental, consequential, special, direct, indirect, exemplary or punitive damages, including lost profits, that result from or are related to the information published on this Web site (even if we have been advised of the possibility and likelihood of such damages). You specifically agree to hold us, our affiliates and any of our or their officers, directors, stockholders, partners, members, employees, representatives and agents harmless and agree that they will not be liable for any damages or losses caused, directly or indirectly, by software failure, system failure, Web site security failure, unauthorized access to this Web site or any other technical problem. Without limiting the generality of the foregoing, neither we, nor any other party involved in creating, producing or delivering this Web site shall be liable for: 1) any loss or injury caused, in whole or in part, by our or its actions, omissions or negligence, or for contingencies beyond our or its control, in procuring, compiling, or delivering investment information or other information presented at this Web site; 2) any errors, omissions or inaccuracies in investment information or other information presented at the Web site regardless of how caused, or delays or interruptions in delivery of the investment information or other information presented at the Web site; 3) any decision made or action taken or not taken in reliance upon the investment information or other information presented at the Web site; 4) any damages or injury resulting from your access to this Web site, including, but not limited to, damage to or failure by your computer equipment or other property, communication line failures, computer viruses or inability to access this Internet site; or 5) any other direct, incidental, consequential, indirect, or punitive damages or losses, whether in contract, tort or otherwise, arising out of access to or use of the Web site.

PROHIBITED USES; USER LIABILITY

Because all servers have a limited capacity and are used by many people, this Web site may not be used in a manner that could damage or overburden any of our servers, or any network connected to any of our servers. Furthermore, this Web site may not be used in a manner that would interfere with any other party’s use of this Web site. We reserve the right to monitor your use of this Web site and any communications by you related to such use. We assume no liability in connection with our monitoring activities. If your use of this Web site violates any of these Terms of Use or any applicable law, we reserve the right to discontinue, restrict, change, limit, or permanently revoke your right to use the services provided on this Web site. You hereby agree to be responsible for any and all liabilities, costs and expenses (including attorney’s fees and court costs) arising from any technical disruption of or damage to this Web site (including the software and systems that transmit the Web site) caused directly or indirectly by your use of this Web site.

INDEMNIFICATION

You hereby agree to indemnify and hold us, our subsidiaries, affiliates and any of our or their officers, directors, stockholders, partners, members, employees, representatives or agents harmless from and against any and all damages, liabilities, claims, demands, suits, actions, causes of action, losses, costs and expenses (including attorney’s fees and court costs) arising from your use of this Web site, or from your violation of these Terms of Use.

INFORMATION COLLECTED

For information on the privacy practices we employ with respect to the collection, protection and use of information transmitted to our Web site, please review the terms of our Internet Privacy Policy. It is not our responsibility or obligation to authenticate, confirm or otherwise verify the accuracy or propriety of information transmitted via this Web site. We shall not be liable for any damage or loss arising from inaccurate or unauthorized transmissions via this Web site or e-mail.

MULTIPLE PARTY ACCOUNT HOLDERS

If an investment in us is held in the name of more than one party (a “multiple party investment”), each named party shall be allowed access to such investment information via this Web site, subject to these Terms of Use. If you are the holder of a multiple party investment and you access information about such investment via this Web site, you hereby warrant that you have informed all other named parties on such investment that you have signed-up for access to the investment information online and that such other named parties have consented to your access to the investment information via this Web site. In addition, you hereby warrant that you and all other named parties on your multiple party investment have agreed that all transmissions concerning your multiple party investment are binding on all named parties on such investment, irrespective of who initiated the transmission.

http://gateway.cnldev.com/CNLMacQuarie/terms.aspx	9/16/2009

Untitled Page	Page 4 of 5

Accordingly, you shall be liable to all other named parties on your multiple party investments for all consequences of any transmissions regarding your multiple party investments. It is not our responsibility or obligation to authenticate, confirm or otherwise verify the accuracy or propriety of information transmitted via this Web site with all parties named on a multiple party investment. We shall not be liable for any damage or loss arising from inaccurate or unauthorized transmissions via this Web site or via e-mail with regard to a multiple party investment.

SECURITIES INFORMATION

The information provided in this Web site does not constitute investment, tax, financial, legal, or other advice. Information received via this Web site should not be relied upon for personal, investment, tax, legal or financial decisions, and prior to the execution of any transaction by you related to any information you have obtained from this Web site or its services, you should consult with your financial, tax and investment advisors and an attorney, or otherwise seek appropriate professional advice tailored to your situation. This site and its services are published solely for informational purposes and are not a solicitation, recommendation, endorsement or offer by us or a third party to buy or sell our common stock or any other security or other financial instrument. The investment information provided on the Web site does not attempt or claim to be a complete description of the securities, markets, or developments referred to in the materials. All expressions of opinion are subject to change without notice. We do not undertake to advise anyone via this Web site. We, our affiliates, and our and their respective officers, directors, stockholders, partners, members, employees, representatives or agents may have clients with positions in securities or companies mentioned on this site, and we may have business relationships with such companies.

JURISDICTION

The laws of the State of Florida shall govern all matters arising out of the use of this Web site, and by accessing this Web site you irrevocably consent to the jurisdiction of the courts located in Orange County in the State of Florida for any cause of action in connection with your use of this Web site. Should your use of this Web site or the content published on this Web site be contrary to the laws of the jurisdiction from where you access the Web site, then this Web site is not intended for your use, and you should discontinue use of the Web site. You are solely responsible for knowing the laws of your jurisdiction and for assuring your compliance with such laws.

USE OUTSIDE OF THE UNITED STATES; LIMITED AVAILABILITY

Not all products or services described on this site may be available to all persons or entities or in all jurisdictions. This site was created in the United States and complies with local United States laws. This site and/or the services may not comply with legal requirements in foreign countries. Any and all information obtained from this site is not provided for and may not be used by any person or entity in any jurisdiction in violation of applicable laws, rules or regulations.

SEVERABILITY

If a court determines any provision of these Terms of Use to be illegal or unenforceable, then such portion will be eliminated or enforced to the maximum extent possible, and the remaining Terms of Use will remain in full force and effect.

ARBITRATION

You agree that CNL, at its sole discretion, may require you to submit any disputes arising from the use of this Web site, the services, and/or these Terms of Use concerning their interpretation, violation, nullity, invalidity, non-performance or termination, as well as disputes about filling gaps in this contract or its adaptability to newly arisen circumstances to final and binding arbitration under the International Rules of Arbitration of the American Arbitration Association, by one or more arbitrators appointed in accordance with said Rules. Notwithstanding these rules, however, such proceeding shall be governed by the laws of the State of Florida as set forth herein. Any award in an arbitration initiated under this clause shall be limited to monetary damages and shall include no injunction or direction to any party other than the direction to pay a monetary amount. Further, the arbitrator shall have no authority to award punitive, consequential or other damages not measured by the prevailing party’s actual damages in any arbitration initiated under this section, except as may be required by statute.

http://gateway.cnldev.com/CNLMacQuarie/terms.aspx	9/16/2009

Untitled Page	Page 5 of 5

ENTIRE AGREEMENT

These Terms of Use and Internet Privacy Policy constitute your entire agreement with us regarding this Web site and its services, and supersede all prior or contemporaneous communications and proposals, whether electronic, oral or written between the user and us with respect to this Web site or any services offered on or through such Web site.

Back to top

This is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. The offering is made only by the prospectus. A copy of the prospectus must be available to you in accordance with this offering. The properties pictured are for illustrative purposes only and are not necessarily representative of the types of properties the REIT may acquire.

The names “Macquarie” and “Macquarie Group” refer to Macquarie Group Limited (ABN 94 122 169 279) (“MGL”) and its subsidiaries, including Macquarie Capital Funds Inc.

Any Macquarie Group subsidiary noted in this Web site, including Macquarie Capital Funds Inc., is not an authorized deposit-taking institution for the purposes of the Banking Act (Commonwealth of Australia) 1959. That subsidiary’s obligations do not represent deposits or other liabilities of Macquarie Bank Limited (ABN 46 008 583 542) (“MBL”). Neither MGL nor MBL guarantees or otherwise provides assurance in respect of the obligations of that subsidiary, unless expressly noted otherwise.

http://gateway.cnldev.com/CNLMacQuarie/terms.aspx	9/16/2009